Alliance World Dollar Government Fund, Inc.	Exhibit 77C
811-07108


77C - Matters submitted to a vote of security holders


A Special Meeting of Shareholders of Alliance World Dollar Government Fund, Inc. ("AWDGF") was held on March 20, 2003. A description of each proposal and number of shares voted at the meeting are as follows:



					Shares 				Shares
					Voted For				Withheld

To elect two Directors
of AWDGF for a term of
three years and until
his or her successor is
duly elected and qualifies.






John D. Carifa			7,695,917.803			123,157.472

Ruth Block				7,699,692.367			119,382.908

















C:\TEMP\m.notes.data\NSAR.Exhibit 77C. AWDGF.6-03.doc